                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                   __________________________________________

                            AMENDMENT No. 2 to the
                            ----------------------

                                  Form 10-SB
                                  ----------


GENERAL FORM OF REGISTRATION OF THE SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR (g) OF THE SECURITIES ACT OF 1934


                        Commission File Number: 0-28707


                              CARBITE GOLF, INC.

                (Name of Small Business Issuer in its charter)

British Columbia, Canada                                              33-0770893
(State or other jurisdiction                                    (I.R.S. Employer
of incorporation or organization)                            Identification No.)



                            9985 HUENNEKENS STREET
                             SAN DIEGO, CA  92121

                   (Address of principal executive offices)

                   Issuer's telephone number (858) 625-0065


       SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: None

          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
                          Common Stock, No Par Value

     This Form 10-SB contains "Forward-looking statements" about our plans, strategies, objectives, expectations, intentions, anticipated growth, and possible acquisitions. Other statements that are not historical facts may also be forward-looking statements. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are generally intended to identify forward-looking statements. These statements are only predictions and actual results could differ materially . Factors that might cause such a difference are discussed throughout this form 10-SB including the section "Risk Factors" on pages 13 to 18. Any forward-looking statement speaks only as of the date we made the statements and we do not undertake to update the disclosures contained in this document or reflect events or circumstances that occur subsequently or the occurrence of unanticipated events.



ITEM 1.  DESCRIPTION OF BUSINESS

History and Development of the Company

     Carbite Golf, Inc., through its wholly-owned subsidiary Carbite, Inc., develops, manufactures, and sells golf equipment. Our primary products are putters and wedges, both of which incorporate our patent-protected technology. We also offer irons and wood sets and distribute some products manufactured by others. We market and sell our products through a diverse combination of (i) wholesale sales to on-course and off-course golf retail shops and selected sporting goods retailers; and (ii) direct response sales to consumers through television infomercials, direct mail, telemarketing and the internet.

     The Company was incorporated in 1985 in British Columbia, Canada under the name Q Data Systems, Inc. After a public offering in Canada in 1986, our stock has been publicly traded on the Canadian Venture Exchange (previously Vancouver Stock Exchange) since 1986. From 1985 to 1996, the Company was involved in a variety of non-golf businesses, including electronic devices and an automobile dealership. In 1991, the name was changed to Consolidated Q Data Systems, Inc.

     In September, 1997, we entered the golf business when we completed the acquisition of (i) Carbite, Inc., which had developed a line of wedges and other golf clubs using patented powder metallurgy technology; and (ii) Advanced Golf Systems, Inc. which was Carbite's joint venture partner in a television infomercial for ViperBite clubs. In connection with these acquisitions, we changed our name to Carbite Golf, Inc., effective January 4, 1996.

     By December 31, 1998, our only assets were all the stock in Carbite, Inc. and Advanced Golf Systems. Since Advanced Golf's only asset is its joint venture with Carbite, it is considered a discontinued operation and will be formally dissolved by year end 2000.

Proprietary Technology Applied to Golf Clubs

     Our patented bi-metal technology gives us the ability to produce products which we believe have demonstrable benefits over competing products.

     Dual Density
     ------------

     Our technology allows us to fabricate and join dissimilar metals with different densities into one club head. This gives us the ability to maximize heel-toe weighting without any loss of structural integrity. In our Polar Balanced putters, for example, we combine highly dense tungsten at the extreme heel and toe with lightweight aluminum in the center section. Our patented process creates a molecular bonding of these materials into an integrated structure such that the tungsten heel and toe pieces become a functional part of the club head. We believe this is superior to other mechanical techniques which attempt to apply "stick-on" weights to the heel and toe. The net effect of this extreme heel-toe weighting is a bigger sweet spot; the performance impact is that off-center hits will perform better.

     High Friction Inserts
     ---------------------

     Our insert technology permits the molecular bonding of tungsten carbide and dissimilar particles onto a bronze face plate to form a durable roughened striking surface. On wedges, this insert improves the ability of all players to spin the ball and to control their shots. On putters, this insert allows for a putt to start off in a straighter course. Our inaugural insert product was the CheckMate wedge in 1992 and was later extended to other wedges, including the the Tour Insert Wedge introduced in 1998 and to certain models of the Polar Balanced Putters.

     Surface Technology and Plating
     ------------------------------

     We have also developed a surface coating process which attaches hard particles to the striking surface by way of a flame spray. This coating has performance benefits similar to the insert, but is less expensive to manufacture. This technology was first used on the ViperBite wedge introduced in mid-1995 and later expanded to ViperBite iron sets. We also used this process on our Carbite Gear Effect Metal Woods (1-3-4-5-7-9) which combines surface coating with a keel-shaped sole and offset head for an easy-to-hit alternative to the long iron.

Products

     Our products are all technically advanced and high quality. The product line extends to all levels of play (from beginners to professionals) and a broad range of retail price points ($100 - $200 for putters and wedges). Through 1999, substantially all our products were sold under the Carbite brand name.

     The following table sets forth the contribution to net sales attributable to our product groups for the periods indicated:



                           Year Ended December 31,


                                   1999                       1998
                                   -----                      ----

Putters                    $15,826,820    85.5%    $12,354,328      79%

Woods                      $   557,327     3.0%    $ 1,876,607      12%

Wedges                     $ 1,758,536     9.5%    $ 1,094,687       7%

Other                      $   370,218     2.0%    $   312,768       2%

Net Sales                  $18,510,901     100%    $15,638,390     100%
                           ===========    ====     ===========     ===

     Polar Balanced Putters
     ----------------------

     In the Polar Balanced Putter, a substantial portion of the total putter-head weight is strategically placed at the toe and heel. This technology is designed to reduce club head rotation at impact, even on off-center hits. The Polar Balanced series of putters are designed to have a higher moment of inertia than most conventionally shaped putters which we believe makes them more accurate and forgiving than other putters.

     Polar Balanced Putters are available in the Z series and the D series. The Z series has six models (ZG, ZH, ZI, ZM, ZP and ZL), all with steel or aluminum shafts. The Z putters have tungsten weights in the extreme heel and toe molecularly bonded to an ultra light center section of aluminum. The ZG and ZH also incorporate our original bronze tungsten-carbide face insert. The D series has seven models (DB, DC, DD, DE, DF, DG, and DH). They are stainless steel with tungsten weights encapsulated in the heel and toe and are offered as a lower price point complement to the Z series.

     Gear Effect Metal Woods
     -----------------------

     Gear Effect Metal Woods are designed to impart proper spin on the ball at the point of impact that keeps it working to the center of the fairway. A mis-hit towards the toe will generally move back to the intended target line. We believe this feature helps to ensure more consistent directional control instead of slices or hooks. The exclusive high friction club face grips the ball at impact. The offset head is designed to prevent slices by keeping the hands ahead of the ball at impact. The lightweight grip and shaft are designed to provide for greater club head speed for increased distance. A radiused keel-shaped sole is designed to pick the ball cleanly from the tightest lies to the deepest rough. Gear Effect Metal Woods are available in Driver, 3 Wood, 4 Wood, 5 Wood, 7 Wood and 9 Wood, all in graphite shafts.

     Tour Insert Wedges
     ------------------


     The Tour Insert Wedge is our current wedge product which incorporates the patented high-friction insert. The insert blends powdered soft bronze with diamond and tungsten carbide particles designed to deliver extended wear and coefficient of friction. This technology was designed to provide performance through spin control so the ball holds the green from any approach shot. Tour Insert Wedges are available in three loft configurations (52E Approach, 56E Sand and 60E Lob) with steel or graphite shafts. We are also in development on a wedge product which will incorporate the heel-toe weighting of the Polar Balanced Putters.

     Tungsten Tour Irons
     -------------------

     Tungsten Tour Irons are designed to bias the weight toward the heel or toe to help square the club face at impact. Unique weighted inserts made from a blend of 70% copper and 30% tungsten are designed to modify the club handling with the goal of reducing hooks and slices. For the long irons, the weighting is moved toward the heel. For shorter clubs, the weight is shifted toward the toe. These irons also feature a progressive offset with a mid-size cavity back head. Tungsten Tour Irons are available in full sets of 3-Iron through Pitching Wedge, in graphite or steel shaft.

     Team Daiwa
     ----------

     In September 1999, we acquired the rights to sell Daiwa products in the United States. Initially, we will introduce Team Daiwa bags and gloves to green grass and off course accounts. At December 31, 1999, this program was still in development.

Product Design and Development

     We believe that the development of new products and the enhancement of current product lines is necessary for our growth and success. Our research and development expenses for 1999 and 1998 were $560,616 and $345,000, respectively. We intend to continue to invest in R&D and product development in the future.

Sales and Marketing

     We sell our products through a variety of trade channels and support these sales through a combination of diverse marketing vehicles.

     Retail Sales. We sell primarily to U.S. retailers. To generate retailer loyalty and maintain a high quality reputation, we do not currently sell to price sensitive general discount warehouses or membership chains. In 1999 and 1998, sales to retailers accounted for approximately 69% and 46% of total sales.

     Retail accounts are handled by a national network of independent sales representatives supported by our executive office and a telemarketing team of 12 employees in San Diego. At

December 31, 1999, we had 32 independent sales representatives who receive a commission on qualifying sales and are free to sell for other golf equipment companies.

     All product orders from retailers and other customers are subject to cancellation or rescheduling by the customer prior to shipment with limited or no penalties. While we believe our relationships with customers is satisfactory, there can be no assurance we will be able to maintain such relationships in the future.

     International Sales. We market our products outside the United States through independent distributors. The primary foreign market is Japan but we also sell to Korea, United Kingdom, Germany, Sweden, Puerto Rico and the Philippines. International sales accounted for 10% and 6% of our net sales for 1999 and 1998.

     Our primary foreign distributor is a United States company, which sells the Polar Balanced putter and other products through infomercials in Japan. Sales to this distributor were approximately $1,744,668 (9.4% of overall net sales) for 1999 and approximately $1,122,993 (9% of overall net sales) for 1998.

     Customer Service Support. We believe that superior customer service can significantly enhance our marketing efforts. We maintain an in-house customer service department for both wholesale and direct consumer trade and a 24-hour 7-day-a-week telemarketing company answers customer calls generated by our infomercials.

     Advertising and Promotion. We promote our products through a cost-effective combination of public relations, promotion, print advertising, and printed sales materials which invoke the theme of a "material advantage" through technology. We have avoided general image advertising (in television or print), choosing instead to focus the marketing budget on direct response advertising which has a more predictable impact on sales and can be a cost-effective way to simultaneously build brand name recognition, communicate a product story, and sell product. We regularly place direct response advertisements in national print publications such as Golf Digest and Golf World and has used television infomercials for specific products.

     Infomercials. We have successfully used television infomercials to launch new products. The ViperBite in 1995, the Gyroseven utility wood in 1997, and the Polar Balanced Putter in 1998 were all introduced through infomercials. We believe that good infomercials can enhance consumer awareness of products, make immediate sales, and expand the retail customer base.

     Direct Response. In addition to direct response advertising, we pursue direct consumer sales with sophisticated direct mail and telemarketing programs, spearheaded by the Company's in-house telemarketing department in San Diego. Since most direct response sales are made by credit card, we can secure cash payment before shipment without any credit risk or accounts receivable management. Most direct response sales are, however, made with a guaranteed 30-90 day return privilege. Historically, returns range from 20% to 40%. The success of the direct response campaign is dependent on careful management of the return rate.

     Product Endorsements. We promote our products to touring golf professionals. In August, 1999, we entered into a five-year Endorsement Agreement with professional golfer Fuzzy Zoeller whereby Zoeller will play, endorse, and assist in the development of Carbite products worldwide. The Agreement calls for payments to Zoeller in a combination of cash and stock of $138,000 for the first six months (August, 1999 to February 2000) and five annual payments of cash and stock thereafter with a dollar value of $300,000 in Year 2, $300,000 in Year 3, $500,000 in Year 4, $550,000 in Year 5 and $575,000
in Year 6. We have the right to terminate the arrangement if 2001 sales do not reach $25 million. We also have short-term arrangements with Chris Starkjohann (Buy.com Tour), Mary Bryan (LPGA television analyst), and Johnny Gonzales (local San Diego teaching pro).

     Carbite Golf Web Site. Our products are promoted and offered for sale on our internet web site (www.carbitegolf.com).

     Our total advertising and marketing related expenses were approximately $6.2 and $5.3 million for 1999 and 1998.

Manufacturing, Assembly and Raw Materials

     The principal components of our golf clubs (club heads, shafts and grips) are manufactured by outside suppliers and shipped to us for assembly. The suppliers are selected based on the quality of the finished products, materials, dependability and pricing. All club heads are designed by us and we provide the manufacturers with detailed specifications. They are inspected prior to shipment by a quality control inspector employed by us in Taiwan.

     All assembly operations, including painting, stenciling and the application of trade dress, are completed at our facility in San Diego, California. All components are inspected upon arrival from the suppliers and are assembled under the supervision of a full-time quality control inspector who conducts numerous visual inspections at various points along the assembly process.

Dependence on Major Customers

     During 1999 and 1998, no customer accounted for more than 10% of net sales revenue.

Intellectual Property

     We are the owner, by way of assignment by Chester Shira, of eight U.S. registered patents which give the Company the exclusive right to produce golf clubs incorporating the proprietary powder metallurgy processes set forth in them. Eight additional patent applications are pending, but have not been issued. Under a Royalty Agreement dated March 1, 1993, the Company pays Mr. Shira a royalty of $.50 per club using the initial four patents which were assigned in March, 1993.

     We sell most of our products under the Carbite brand name. We own the following U.S. registered trademarks: "Carbite;" "Check Mate;" "Multi Density;" "Dual Density;" and "Diatanium." The "Carbite" mark is also registered in Japan and Germany.

Licenses

     We have had success in licensing our technology to other companies.

     In January, 1995, we licensed to Taylor Made Golf Company the rights to use our bronze high friction inserts under the Taylor Made brand name on irons. In March, 1997, that agreement was extended through December 31, 1999. For fiscal years 1999 and 1998, we received royalty fees of $ -0- and $60,101 from Taylor Made.

     On October 28, 1998, we entered into a License Agreement with KZG Golf, Inc. for the brazing of copper tungsten wood heads manufactured for Orlimar Golf's TriMetal wood products. The term of the License Agreement is five years and requires a minimum annual payment of $5,000. For 1999 and 1998, we received $221,308 and $161,571 in royalties from KZ Golf.

Team Daiwa

     In September, 1999, we acquired the rights to distribute Daiwa products in North America and to develop new products using the Daiwa name. Specifically, we entered into two agreements with Daiwa Seiko of Japan:

     A Trademark License Agreement which permits us to use the Daiwa name and other trademarks of Daiwa on golf products in the United States. The term is five years with an option for an additional five-year term. We pay a royalty of 6% of the FOB purchase price on all products sold under the license. The agreement is subject to termination upon certain events, including failure to meet certain minimum royalty amounts ($75,000 in Year 1, $225,000 in Year 2, $250,000 in Year 3, $375,000 in Year 4 and $450,000
     in Year 5).

     A Distribution Agreement which designates us as the exclusive distributor of Daiwa golf products in the United States for a term of five years with an option to renew for an additional five years. The agreement is subject to termination upon certain events, including the failure for two consecutive years to undertake to meet certain minimum purchase obligations, which begin at $1.75 million for the first year of the agreement and escalate substantially each year thereafter. The agreement grants Daiwa a warrant, exercisable through September, 2002, to buy 300,000 shares of our common stock at fair market value. We are also required to pay 10% of Daiwa net sales for advertising and promotion of Daiwa products in the United States.

Employees

     As of December 31, 1999, we had 75 full-time employees, including 30 in product assembly and shipping, 28 in sales and marketing, and 17 in management, finance and administration. The employees are not represented by a union, and we consider our relations with employees to be satisfactory.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations addresses our performance for the fiscal years ended December 31, 1999 and 1998, and should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.

     Carbite, Inc.'s net sales are primarily derived from sales of golf equipment to on-course and off-course golf shops, selected sporting goods retailers, international distributors and direct sales to consumers. Carbite, Inc.'s net sales are accounted for on an accrual basis for all wholesale sales and on a cash basis for direct consumer sales.

     Carbite, Inc. does not manufacture the components required to assemble its golf clubs, relying instead on component suppliers. Costs of the clubs consist primarily of component parts, including the head, shaft and grip. Cost of goods sold also includes labor and occupancy costs in connection with the inspection, testing and assembly of component parts at our facility in San Diego, California. Operating expenses are composed primarily of selling and marketing expenses, general and administrative expenses, and research and development expenses. Selling and marketing expenses include advertising, marketing, salaries and commissions.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The following table sets forth the operating results expressed as a percentage of net sales for the periods indicated.

               Statement of Operations  (Year Ended December 31)


                                            1999                 1998

Net Sales                                18,510,901  100.0%  $15,638,390  100.0%

Cost of goods sold                        9,468,562   51.2%    6,679,384   42.7%

Gross profit                              9,042,339   48.8%    8,959,006   57.3%

Operating expenses                        8,674,002   47.0%    8,025,149   51.0%

Net operating income                        368,337    2.0%      933,857    6.0%

Other expense                                 2,051    .01%       52,724     .4%

Amortization of goodwill and def costs      539,842    2.9%      531,860    3.4%

Gain on discontinued printing operation      66,673     .4%          -0-    0.0%

Loss on disposal of fixed assets                -0-      0%       57,954    0.4%

Income (loss) before income taxes          (106,883)   -.6%      291,319    1.8%

Income taxes                                 98,600     .5%       52,800    0.3%

Net income (loss)                          (205,483)  -1.1%      238,519    1.5%


Net Sales
---------

     Net consolidated sales for Carbite Golf Inc. for 1999 were $18.5 million compared to $15.7 million for 1998. This increase in sales was principally due to increases in sales of our Polar Balanced Putter product line to retail accounts and the further growth of our total account base from approximately 2,000 to approximately 4,000.

Gross Profit
------------

     Gross profit, as a percentage of sales, decreased to 49% in 1999 from 57% in 1998, primarily because of a change in the mix of our sales between infomercial and retail. Infomercial sales are made directly to consumers at retail prices. Sales to retailers are at wholesale prices. We launched the Polar Balanced Putter by infomercial in 1998 and then introduced it to retail. Initially, the majority of sales are high margin infomercial sales which are ultimately overtaken by lower margin but higher volume sales to retail accounts. In 1999, the percentage of sales to retailers was larger than in 1998.

Operating Expenses
------------------

     Operating expenses, including R&D, increased to $8,674,002 for 1999 compared to $8,025,149 for 1998, but decreased as a percentage of sales to 47% in 1999 versus 51% in 1998. This decrease was principally due to reduced Selling Expenses as noted below.

Selling Expenses
----------------

     Selling expenses were $6,216,698 in 1999 versus $6,454,481 in 1998 but were less as a percentage of sales in 1999 vs. 1998 at 33.6% versus 41.3%. As we rolled back our Polar Balanced Putter infomercial, media spending was decreased.

G&A Expenses
------------

     The G&A expenses increased to $1,896,688 in 1999 from $1,224,768 in 1998, to 10.2% of sales in 1999 vs. 7.8% of sales in 1998. There were additional administrative personnel added in 1999 to plan and organize further growth as well as the expense associated with a new upgraded computerized information system. We also had increased expense for Bad Debt, including a reserve of $120,000 for one significant customer.

Research and Development Expenses
---------------------------------

     R&D increased in 1999 to $560,616 versus $345,900 in 1998. This spending was in improvements of Z series putters and development time of the new Polar Balanced Wedge to be introduced in 2000. There was also expense in improving the various insert materials and processes for the current putters and wedges.

Other Expenses
--------------

     Other expenses were the same for amortization of deferred costs, patents, and goodwill. These costs were $539,842 in 1999 and $531,860 in 1998. There was a loss on the sale of assets in 1998 of $57,954 vs. no dispositions in 1999. The dissolution of the printing subsidiary in Canada produced other income of $66,673 in 1999 vs. expenses from the operation of $52,025 in 1998.

Income Taxes
------------

     These provisions are computed at a combined rate of 43% for U.S. Federal and State income taxes with exceptions of nondeductible goodwill and some U. S. future tax assets from losses carried forward and unclaimed research and development expenditures.

Capital Expenditures
--------------------

     Capital expenditures were $400,990 in 1999 and $354,115 in 1998, an increase of $46,875, principally due to an investment in software for an improved information system. This system will help in our future growth.

Liquidity and Capital Resources
-------------------------------

     We have historically financed our business through cash flow from operations and the private placement of equity and/or debt securities. Such funds have been supplemented from time to time with short-term borrowings from commercial lenders.

     In February, 1998, $842,000 was raised through private equity placements made outside the United States. In February 1999, an additional equity of approximately $530,000 was raised through the exercise of 1,454,545 warrants issued in a February, 1997 private placement made outside the United States. An additional $100,000 of equity was raised in March, 1999 through the exercise of employee options.

     Net cash provided by operating activities was $11,000 for the year ended December 31, 1999 compared to $10,979 in 1998.

     In April, 1998, we borrowed $500,000 from a private party to finance the initial launch of the Polar Balanced putter infomercial. The Loan Agreement dated August 14, 1998 with James A. Henderson and Susan V. Henderson, as Co-Trustees of The Henderson Living Trust, ("Henderson") provided for a term of one year at an interest rate of 10% and included a conversion provision whereby Henderson had the right to convert the loan to units of the Company's stock and warrants to purchase an additional share. In November, 1998, Henderson converted $250,000 of the loan to 678,750 units. In December, 1998, the Company repaid the remaining $250,000 of the loan.

     We have two commercial credit facilities, both with Scripps Bank in San Diego, California, including a $1,000,000 Revolving Credit Facility, which expires on November 15, 2000 and a $60,000 term equipment loan due November 15, 2002. As of December 31, 1999, we had drawn $191,925 under the Credit Facility and the full balance of $60,000 remained due on the equipment loan. Both credit facilities are at the lender's general refinance rate of interest. The Revolving Credit Facility is collateralized by our accounts receivable. The equipment loan is collateralized by the equipment purchased from the loan proceeds.

     We believe that, as of December 31, 1999, cash flow from operations, and the Company's $1,000,000 credit facility should be sufficient to meet operating needs and capital expenditures to maintain sales at the current levels. But, to finance additional growth and new product introductions planned through fiscal years 2000 - 2001, we believe it will require approximately $1,000,000 in equity or debt private placement financing.

Computer Systems and Year 2000 Compliance

     As of May 1, 1999, we initiated a system-wide upgrade of all computer systems which are intended to provide state-of-the-art systems and hardware for financial, manufacturing, customer services and telemarketing functions. The system was operational by December 1, 1999 and has not experienced any Year 2000 problems. Total costs associated with the new system, including Year 2000 compliance, were approximately $100,000. Overall, the new system has improved operations, although there remain some on-going implementation difficulties.

Risk Factors That May Affect Future Results and Financial Condition

     The Company's operations and financial results are subject to numerous risks, many of which are beyond the Company's control, including:

     Dependence on New Product Introductions; Uncertain Consumer Acceptance

     During 1999 and 1998, approximately 85.5% and 81.9% of our net sales were derived from sales of the Polar Balanced Putter line. Such sales are expected to account for a substantial portion of our net sales for some time. A decline in demand for, or average selling prices of, the Polar Balanced Putter would have a material adverse effect on our business.

     Our continued growth and success depend, in large part, on our ability to successfully develop and introduce new products accepted in the marketplace. Historically, a large portion of new golf club technologies and designs have been rejected by consumers. No assurance can be given that new products we are developing now or will develop in the future will meet with market acceptance. Plus, our competitors are always working on new products. Accordingly, our operating results could fluctuate as a result of the amount, timing and market acceptance of new product introductions by us and our competitors.

     USGA Regulations

     The design of new golf clubs is greatly influenced by the rules and interpretations of the U.S. Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, we believe it is critical that new clubs comply with USGA standards. No assurance can be given that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of our products.

     Patents and Protection of Proprietary Technology

     Our ability to compete effectively in the golf club market will depend, in part, on our ability to maintain the proprietary nature of our technologies and products. We own, by way of assignment from Chester Shira, eight U.S. patents which are incorporated in some of our products. These patents may, however, have limited commercial value or may lack sufficient breadth to adequately protect the aspects of our products to which the patents relate. The Company's U.S. patent rights do not preclude competitors from developing or marketing products similar to our products in international markets.

     There can be no assurance that competitors, many with greater resources than us, will not apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. We are aware of numerous patents held by third parties that relate to products competitive to ours. There is no assurance that these patents would not be used to challenge the validity or limit the scope of our patents. A successful challenge to the validity of any of our patent rights may adversely affect our competitive position. Moreover, there can be no assurance that such patent holders or other third parties will not claim infringement by us with respect to current and future products. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually issue with claims that will be infringed by our products or technologies. The defense and prosecution of patent suits is costly and time-consuming, even if the outcome is favorable. This is particularly true in foreign countries where the expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require us to cease selling products or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms, or at all. We also rely on unpatented proprietary technology - third parties could develop the same or similar technology or otherwise obtain access to that proprietary technology.

     Dependence on Golf Industry

     Our financial performance is dependent in large part upon the current and anticipated market demand for golf equipment. During 1998 and early 1999, the golf equipment industry experienced periods of oversupply. There can be no assurance that such growth will return and that the slowdown will not continue. A reduced rate of growth in the demand for golf equipment due, for example, to competitive factors, technological change or otherwise, may materially adversely affect the markets for the Company's products.

     Highly Competitive Industry; Significant Price Competition

     The market for golf clubs is highly competitive. Our competitors include a number of established companies, most of which have greater financial and other resources. The purchasing decisions of many golfers are often the result of highly subjective preferences, which can be influenced by many factors, including, advertising, media, promotions and product endorsements. We could, therefore, face substantial competition from existing or new competitors that introduce and successfully promote golf clubs that achieve market acceptance. There can be no assurance that our marketing strategy will not be emulated by others, thereby diluting our message or forcing us to adopt a new marketing strategy. Such competition could result in significant price erosion or increased promotional expenditures, either of which could have a material adverse effect on the business. There can be no assurance that we will be able to compete successfully against current and future sources of competition.

     Seasonality and Quarterly Fluctuations; Discretionary Consumer Spending

     Golf generally is regarded as a warm weather sport and sales of golf equipment historically have been strongest during the second and third quarters, weakest during the fourth quarter. Sales of golf clubs are dependent on discretionary consumer spending and, as such, may be affected by general economic conditions. A decrease in consumer spending generally could result in decreased spending on golf equipment, which could have a material adverse effect on our business. Our future results could also be affected by many other factors, such as unseasonal weather patterns; demand for and market acceptance of existing and future products; new product introductions by competitors; competitive pressures resulting in lower than expected average selling prices; and the volume of orders that are received and that can be fulfilled in a quarter. Any one or more of these factors could result in a reduction in future sales or net income. Because most operating expenses are relatively fixed in the short term, we may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. If technological advances by competitors or other competitive factors require us to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, our business could be materially adversely affected. Accordingly, we believe that period- to-period comparisons of results of operations should not be relied upon as an indication of future performance. The results of any quarter are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed above and below, in certain future quarters our results of operations may be below the expectations of public market analysts or investors. In such event, the market price of our Common Stock would be materially adversely affected.

     Future Capital Needs; Need for Additional Financing

     We estimate that we may need significant funding, in addition to our present capital, to be able to fully develop and expand our business. Our future capital requirements will depend upon many factors, including the extent and timing of acceptance of our products in the market, commitments to third parties to develop and manufacture products, the progress of our R & D efforts and our operating results. In 1999, we raised approximately $942,000 in additional capital.

     Ability to Manage Growth

     We recently experienced a period of rapid growth that has resulted in new and increased responsibilities for existing management personnel. Our growth has placed, and is expected to continue to place, a strain on our systems and resources to accommodate this recent growth. To compete effectively and manage future growth, if any, we will be required to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expend, train, motivate and manage our workforce. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support its existing or future operations. Any failure to implement and improve our financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the business.

     Dependence on Key Personnel

     Our success depends upon the performance of our senior management team. There is strong competition for qualified personnel in the golf club industry, and the inability to continue to attract, retain and motivate other key personnel could adversely affect our business.

     Risks Associated with Acquisitions

     We regularly review possible acquisition opportunities and may make future acquisitions of complementary services, technologies, product designs or businesses in the future. We have no letters of intent or agreements for any acquisitions. There can be no assurance that future acquisitions, if any, will be completed or that, if completed, any such acquisition will be effectively assimilated into our business. Acquisitions involve numerous risks, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of our ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of our reputation and relationships with employees and customers. In addition, any future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our business.

     Effect of Outstanding Options and Warrants

     As of December 31, 1999, there were outstanding options to purchase an aggregate of 2,944,240 shares of common stock and outstanding warrants to purchase an aggregate of 791,250 shares of common stock. As of December 31, 1999, we had 22,426,486 shares of common stock outstanding. The exercise of such outstanding options and warrants would dilute the percentage ownership of our stock, and any sales in the public market of common stock underlying such stock options could adversely affect prevailing market prices for the common stock. Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected by the existence of such options or warrants.

     Credit Risk

     We primarily sell our products to golf equipment retailers and distributors, and directly to customers via infomercials and direct response programs. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from these customers. The 1998-1999 downturn in the retail golf equipment market resulted in delinquent or uncollectible accounts for some of our customers. Management does not foresee any immediate improvement in the golf equipment market, and therefore expects this trend to continue. Accordingly, there can be no assurance that our results of operations or cash flows will not be adversely impacted by the failure of our customers to meet their obligations.

     Technological Changes

     The manufacture and design of golf clubs has undergone significant changes with respect to design and materials in recent years. The introduction of new or enhanced technologies or designs by competitors could render our products less marketable. Our ability to compete successfully will depend to a large degree on our ability to innovate and respond to changes and advances in its industry.

     Risks of Technical Problems or Product Defects

     There is no assurance, despite testing and quality assurance efforts, that technical problems or product defects will not be found, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and support costs, any of which could have a material adverse effect on the Company's business. Moreover, there is no assurance that we will not experience difficulties that could delay or prevent the development and introduction of products and services, that new or enhanced products and services will meet with market acceptance, or that advancements by competitors will not erode our position or render our products and services obsolete.

     Dependence on Limited Number of Component Suppliers

     We assemble all of our branded clubs at the San Diego facility. We do not manufacture the components required to assemble the golf clubs. We are dependent on a limited number of suppliers and do not have written supply agreements with any of them. Three suppliers for heads, all based in the Far East; three suppliers for shafts are based in the Far East; and three suppliers for grips are based in the Far East. Therefore, our success will depend on maintaining our relationships with existing suppliers and developing relationships with new suppliers. We believe that there are readily available alternative sources for each of the components used in the manufacture and assembly of our clubs, but there can be no assurance. Any significant delay or disruption in the supply of components from suppliers or any diminution of quality would have a material adverse effect on our business. Such adverse effect would be exacerbated if any supply delay or quality problem occurred prior to or during the nine month period ending September 30 (the period during which sales of golf equipment generally are expected to be the highest).

     We plan our orders to manufacturers based upon the forecasted demand for our products. Actual demand may be more or less than the forecasted demand. Since our overseas club head vendors generally require at least 45-60 days lead times to produce heads after a purchase order is placed, and since shipments from these vendors average 20-25 days, our ability to quickly expand our manufacturing capacity for new products is limited. If we are unable to produce sufficient quantities of new products in time to fulfill actual demand, it could limit our sales and adversely affect our financial performance. If actual demand is less than forecasted, we could have excess inventories and related obsolescent charges that could adversely affect financial performance.

     Reliance on Independent Domestic Sales Representatives

     Sales of our products are dependent, in part, on a nationwide network of independent sales representatives. While we believe that our relationships with sales representatives and customers are satisfactory, there can be no assurance that we will be able to maintain such relationships. Our sales representatives are not exclusive and may also provide services for other golf club equipment manufacturers that offer product lines competitive with ours. Although we work closely with our sales representatives, we cannot directly control such representatives' sales and marketing activities. There can be no assurance that these representatives will effectively manage the sale of our products or that our selling efforts will prove effective.

     International Sales; Reliance on Limited Number of Foreign Distributors

     During 1999 and 1998, sales to international customers, primarily through one customer which markets products in Japan, accounted for approximately 9.4% and 6.0% of our net sales. Accordingly, if this distributor ceases to purchase golf clubs, sales will be reduced significantly. We rely exclusively on this and other foreign distributors to market and sell our products outside the United States. Although we work closely with its foreign distributors, we cannot directly control such distributors' sales and marketing activities and, accordingly, cannot manage our product sales in foreign markets. Our foreign distributors may also distribute, either on behalf of themselves or other golf club equipment manufacturers, other product lines, including product lines that may be competitive with ours. Additionally, our international sales may be disrupted or adversely affected by events beyond our control, including currency fluctuations and political or regulatory changes.


ITEM  3.   DESCRIPTION OF PROPERTY

     For all of 1999, our principal offices were located at 6330 Nancy Ridge Drive in San Diego, California. In October, 1999, we entered into a lease for new facilities located at 9985 Huennekens Street, San Diego, California. We relocated to the new facility in February, 2000, after expiration of the prior lease in January, 2000. The new facility includes approximately 26,000 square feet of office, warehouse, manufacturing and research and development space. The base rent is $20,185 per month and our lease runs through February, 2004.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 1999 by: (i) each person who is known to own beneficially more than five percent of the Company's common stock; (ii) each of the Company's directors; (iii) each Named Executive Officer; and (iv) all directors and executive officers as a group.

                                                                  Amount of
                                                                Common Stock      Approximate
                                                                and Nature of      Percent of
                                                                 Beneficial        Beneficial
Name and Address of Beneficial Owner/(1)/                        Ownership       Ownership/(2)/
-----------------------------------------                      ---------------  ----------------
Chester S. Shira/(3)/........................................        4,568,130            20.36%
Michael A. Spacciapolli(4)/..................................        1,587,694             7.07%
Randie Burrell/(5)/..........................................          234,400             1.04%
David Nairne/(6)/............................................          349,570             1.56%
James Henderson/(7)/.........................................        1,465,072             6.53%
All directors and executive officers as a group (5 persons)..        8,204,866            36.50%

_______________
(1) Unless otherwise indicated, the address of each person is in care of the Company at 9985 Huennekens Street, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of December 31, 1999 are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage owned by any other shareholder listed. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shares as beneficially owned by them.

(2) Percentage ownership is based on 22,426,486 shares outstanding as of December 31, 1999.

(3) Includes 239,620 shares which Mr. Shira has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(4) Includes 1,164,120 shares which Mr. Spacciapolli has the right to acquire upon exercise of outstanding options and all of such options were exercisable as of December 31, 1999.

(5) Includes 77,500 shares which Mr. Burrell has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(6) Includes 20,000 shares which Mr. Nairne has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(7) Includes a warrant to acquire 678,750 shares of Common Stock exercisable at $.80 per share through April, 1999, and exercisable at $.95 per share through April, 2000, and all of the shares underlying the warrant are exercisable as of December 31, 1999.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     As of December 31, 1999, the directors and executive officers of the Company were as follows:

Name                              Age     Position
----                              ---     --------
Chester S. Shira...............   71       Director of Research and Development and Chairman of the Board
Michael A. Spacciapolli........   47       President, Chief Executive Officer and Director
Randie Burrell.................   47       Chief Financial Officer
David Nairne...................   45       Director
James Henderson................   48       Director

     Chester S. Shira is the founder of our wholly-owned subsidiary, Carbite, Inc., and has been our Chairman of the Board since 1988. From 1988 to 1994 he also served as President and Chief Executive Officer of the Company. Mr. Shira has been Chairman of the Board and Director of Research and Development since 1997. Mr. Shira spent 11 years managing all aspects of welding, forging and metal finishing development for North American Rockwell and four years with Lincoln Electric Company, working in the areas of application engineering and process controls. He has over 40 years experience as a metallurgist and welding engineer. Mr. Shira has a BA from Ohio State University, and is a registered professional metallurgical engineer in California and Ohio.

     Michael A. Spacciapolli joined Carbite, Inc. in 1992 as Executive Vice President. He has been the President, Chief Executive Officer and a Director of Carbite, Inc. since 1995 and was the Chief Financial Officer from 1992 to 1998. Mr. Spacciapolli has been the President, Chief Executive Officer and a Director since 1997. From 1988 to 1992, Mr. Spacciapolli was the Director of Business Development for the accounting firm of Sterres, Alpert and Carne. Prior to joining Sterres, Alpert and Carne, Mr. Spacciapolli was a Vice President and District Manager for Wells Fargo Bank with responsibility for 18 branch locations and over 200 employees in San Diego. Mr. Spacciapolli has a BS in Accounting from Rochester Institute of Technology. In May, 2000, Mr. Spacciapolli was named Vice Chairman and John Pierandozzi was named President.

     Randie Burrell joined the Company as Chief Financial Officer in 1998. From June 1995 through August 1997 he was the Managing Partner of the ViperBite Company, a partnership between Advanced Golf Systems, Inc. and Carbite, Inc. From 1993 to 1995 he was the Chief Financial Officer for Advanced Golf Systems, Inc. In May, 2000, Mr. Burrell resigned to join another company.

     David Nairne was appointed as a director in 1996. Mr. Nairne is President of Cedaridge Development and Management LTD, a private company in real estate based in Vancouver,

Canada. Cedaridge provides equity financing to other developers, as well as undertaking developments for its own account in both Canada and the United States. Prior to joining Cedaridge, Mr. Nairne was Vice President of Communities Southwest in Irvine, California from August, 1993 to November, 1995. Communities Southwest was a major developer of residential communities throughout southern California. Mr. Nairne received his Bachelor of Commerce degree in 1997 and his Bachelor of Laws degree in 1978.

     James Henderson was elected as a director in May, 1999. Mr Henderson was the Chief Executive Officer of Advanced Machine Programming from 1980- 1996. From 1996 to present, Mr. Henderson has been a consultant.

     We have a currently effective directors and officers liability insurance policy.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following table sets forth compensation paid for the fiscal years ended December 31, 1999 and 1998 to the Chief Executive Officer and the other executive officers (collectively the "Named Executive Officers") whose total annual salary and bonus exceed $100,000 in the fiscal year ended December 31, 1999.

                                 Summary Compensation Table

                                                                                                        Long Term
                                                                                                       Compensation
                                                               Annual Compensation/(2)/                   Awards
                                                           ---------------------------------            --------

                                                                                                       Securities
                                                                                      Other Annual     Underlying        All other
                                                               Salary      Bonus      Compensation   Options/SAR's     Compensation
Name and Principal Position                           Year      ($)         ($)         ($)/(3)/          ($)            ($)/(1)/
---------------------------                           ----     -----        ---          ------      ------------          -----
Chester S. Shira, Chairman of the Board and            1999    140,000     25,000          174,637
Director of Research and Development                   1998    128,817     30,000          168,445           75,000
                                                       1997    128,817                     124,181


Michael A. Spacciapolli, President and Chief           1999    150,000     12,500                           697,500
Executive Officer                                      1998    140,719     60,000                           125,000
                                                       1997    140,719


Randie Burrell, Chief Financial Officer/(1)/           1999    120,000                                       10,000
                                                       1998     96,000                                       47,500

_____________
   (1)    Mr. Burrell joined the Company in 1998.

   (2) The compensation described in this table does not include certain perks and other personal benefits received by the Named Executive Officers, the value of which does not exceed the lesser of $50,000 or 10% of the Named Executive Officers total annual salary and bonus.

  (3) Represents royalties paid to Mr. Shira pursuant to a Royalty Agreement dated March 1, 1993 between the Company and Mr. Shira and pursuant to an arrangement with the Company whereby he received 1/3 of all royalties received from licensee KZ Golf.

Option Grants in Last Fiscal Year

     The following table sets forth information concerning stock option grants made to the Chief Executive Officer and each of the other Named Executive Officers for the fiscal year ended December 31, 1999:

                                   Option/SAR Grants in Last Fiscal Year

                                                                         Individual Grants
                                           -----------------------------------------------
                              Number of            % of Total
                              Securities         Options/SAR's
                              Underlying           Granted to
                            Options/SAR's          Employees           Exercise or
Name                         Granted (#)         in Fiscal Year     Base Price ($/Sh)     Expiration Date
----                        --------------       --------------     -----------------    ----------------
Michael A. Spacciapolli            450,000            37.0%           $0.85 (Cdn)         March 26, 2004

Michael A. Spacciapolli            247,500            21.0%           $0.77 (Cdn)         March 23, 2004

Randie Burrell                      10,000             1.0%           $0.42 (Cdn)        December 31, 2004

Option Exercise and Holdings

     The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 1999, with respect to Chief Executive Officer and the Named Executive Officers:

                                                                        Aggregate Option/SAR Exercises in Last Fiscal Year
                                                                               and Fiscal Year End Option/SAR Values
                                                                  ---------------------------------------------------------------

                                                                          Number of Unexercised            Value of Unexercised
                                                                             Options/SAR's at           In-The-Money Options/SAR's
                                               Value Realized Market         Fiscal Year End          at Fiscal Year End ($U.S.)(1)
                           Shares Acquired on  Price at Exercise less  ----------------------------   ------------------------------
Name                         Exercise (#)          Exercise Price      Exercisable    Unexercisable   Exercisable      Unexercisable
---                          ------------       --------------         ----------------------------   ------------------------------
                                                ($US)
                                                ----
Chester S. Shira                    ---                    ---             239,620           --             -0-             ---
Michael A. Spacciapolli         150,000               $ 20,689           1,164,120           --             -0-             ---

Randie Burrell                      ---                    ---             77,500            --             -0-             ---

___________________
     (1) Based on the closing price of $.43 Canadian on the Vancouver Stock Exchange on December 31, 1999 with a U.S. conversion rate of 1.45.

Compensation of Directors

          We reimburse directors for expenses in connection with attending Board and Committee meetings, but do not pay them for serving as Directors.

Employment Agreements

     We have maintained employment agreements with Messrs. Spacciapolli and Shira, which provide for employment for a three year term beginning September 3, 1997, at an annual salary of not less than $125,000, and such other periodic and extraordinary compensation deemed appropriate by the Board. Following the three year term, their employment shall renew automatically for one year on each anniversary date unless either party provides notice of non-renewal.

     Messrs. Spacciapolli and Shira's employment agreements also provide that in the event their employment is terminated pursuant to the employment agreement, or a notice of non-renewal is issued by the Company, they shall continue to be paid for a period of six months. In the event either of them are terminated other than pursuant to the employment agreements, they shall each receive the compensation provided for in their employment agreements for the remainder of the term.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Royalty Agreement dated March 1, 1993, we pay royalties to Chester S. Shira, Director of Research and Development and Chairman of the Board. The Royalty Agreement provides for a royalty of $.50 per club on clubs employing any of the inventions set forth in the four patents assigned to us by Mr. Shira in March, 1993. The term of the Agreement is coextensive with the life of each of the four patents. Thereafter, as to the inventions underlying each patent, the Agreement may be extended upon mutual agreement with a royalty of $.30 on each club. All royalty payments are current. For 1999 and 1998, we paid Mr. Shira a total of $115,017 and $99,381, in connection with the 1993 Royalty Agreement.

     We have also paid Mr. Shira royalties in connection with licenses of other patents owned by the Company to certain third parties. In 1999 and 1998, we paid Mr. Shira $58,600 and $67,398 as one-third of all royalties we received in 1999 and 1998 from KZ Golf in connection with our License Agreement with KZ Golf dated October 28, 1998. In 1998, we paid Mr. Shira $1,667 as one-third of the royalties received by us from New Abiding.

     By an Agreement dated April 14, 1998, James A. Henderson (a Director as of May 19, 1999) and Susan V. Henderson as Co-Trustees of the Henderson Living Trust ("Henderson") made a loan to the Company in the amount of $500,000. The loan term was for a period of one year (callable after six months) at an interest rate of 10%. The loan agreement included a conversion provision under which Henderson had the right to convert the loan amount into units consisting of one share of common stock and one two-year warrant (collectively, "Units") to purchase an additional common share at CDN $.80 in the first year and CDN $.95 in the second year at a price per unit of CDN $.80 per unit. In November, 1998, the units were repriced to $.52 Canadian with the warrant repriced at $.52 in the first year and $.50 Canadian in the second year. As incentive to make the loan, Henderson was paid a "Bonus" equal to 12% of the $500,000 loan, paid in shares of common stock at a per share price of CDN $.80 per share, which was reduced to $.52 per share in March, 1998. In November, 1998, Henderson converted $250,000 of the loan to 678,750 Units, which included one share of common stock at $.52 Canadian per share with one two-year warrant to purchase an additional share at $.52 Canadian in the first year and $.60 Canadian in the second year. The remaining $250,000 of the loan was repaid by the Company on December 4, 1998. The proceeds of this loan were used to finance the initial launch of the Polar Balanced Putter infomercial at a time when we did not have ready access to adequate credit or capital to launch the infomercial.

     During the year ended December 31, 1999, Messrs. Spacciapolli and Shira were paid $162,500 and $165,000, respectively, in salary and bonus.

     Randie Burrell, the Chief Financial Officer, has been granted options to acquire a total of 77,500 shares of Common Stock, of which 17,500 shares are exercisable at $.80 Canadian per share, and the remaining 60,000 shares are exercisable at $.60 Canadian per share.

     Mr. Nairne, a director, has been granted an option to acquire a total of 20,000 shares of Common Stock, exercisable at $.60 Canadian per share.

     Chester S. Shira, Director of Research and Development and a Director, has been granted options to acquire a total of 239,620 shares of Common Stock, exercisable at $.60 Canadian per share.

     Michael A. Spacciapolli, the President, Chief Executive Officer and a director, has been granted options to acquire a total of 1,164,120 shares of Common Stock. 607,000 shares are exercisable at $.01 Canadian per share; 139,620 shares are exercisable at $.60 Canadian per share; 247,500 shares are exercisable at $.77 Canadian per share, and 170,000 shares are exercisable at $.85 Canadian per share.


ITEM  8.   LEGAL PROCEEDINGS

     None


ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Common Stock Market
-------------------

     Our common stock trades on the Canadian Venture Exchange, Canada under the symbol "CAB." The following table sets forth for the periods indicated the high and low closing prices for the common stock provided by the Canadian Venture Exchange.

          Fiscal Year 1999
          ----------------

          First Quarter                                      $1.16       $.55
          Second Quarter                                      1.05        .62
          Third Quarter                                        .80        .53
          Fourth Quarter                                       .65        .35

          Fiscal Year 1998
          ----------------
          First Quarter
          Second Quarter                                     $1.02       $.50
          Third Quarter                                        .80        .60
          Fourth Quarter                                      1.02        .60
                                                               .80        .40

     We have authorized capital stock of 50,000,000 shares of common stock, no par value.

     As of December 31, 1999, we had 22,426,486 shares of common stock outstanding, with approximately 192 holders of records.

     We have not paid or declared any cash dividends on shares of our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the operation and growth of our business.

     In May, 1999 the shareholders authorized the Board to implement a 1:4 reverse split, but as of December 31, 1999, the Board has taken no action.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

Sales to United States Residents

     From December 1, 1996 through December 31, 1999, the Company sold or issued the following securities to persons or entities who are resident in the United
States:

     1. In January, 1997, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     2. In August, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company issued an aggregate of 6,263,872 shares of common stock to the shareholders of Carbite Inc. in exchange for all of the then issued and outstanding shares of Carbite, Inc.

     3. In August, 1997, in connection with the Company's acquisition of Advanced Golf Systems, Inc. ("Advanced"), the Company issued an aggregate of 700,000 shares of its common stock and warrants to purchase an additional 700,000 shares to the shareholders of Advanced in exchange for all of the then issued and outstanding shares of Advanced. The warrants expired unexercised.

     4. In August, 1997, the Company granted an option to purchase 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     5. In September, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company granted an option to purchase 607,000 shares of common stock at an exercise price of $.01 Canadian per share to Michael A. Spacciapolli, the Company's President.

     6. In October, 1997, the Company granted options to purchase an aggregate of 435,000 shares of common stock at an exercise price of $1.00 Canadian per share to officers, directors and employees and ten consultants of the Company.

     7. In December, 1997, the Company granted an option to purchase 7,500 shares of common stock at an exercise price of $.75 Canadian per share to a consultant to the Company.

     8. In February, 1998, the Company granted options to Michael Spacciapolli, its President, and Chester Shira, its Chairman, to each acquire 87,620 shares of common stock at an exercise price of $1.00 Canadian per share; reduced the option granted to a director in August, 1997 from 450,000 shares to 250,000 shares; and reduced the exercise price of all outstanding options as of February 28, 1998 (except for the option to acquire 607,000 shares at $.01 granted to the Company's President in September, 1997) to $.60 Canadian per share. All exercise price re-pricings were approved by the Vancouver Stock Exchange.

     9. In April, 1998, the Company issued an aggregate of 190,666 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following in cancellation of certain indebtedness of the Company to them:
2M Group; Lewis, England & Associates, Inc.; Luce, Forward, Hamilton & Scripps, LLP; and Shimshon Hasson.

     10. In April, 1998, the Company granted options to purchase an aggregate of 162,500 shares of common stock at an exercise price of $.80 Canadian per share to an officer, employees and one consultant of the Company.

     11. In July, 1998, the Company granted an option to purchase 35,000 shares of common stock at an exercise price of $.85 Canadian to a director; granted an option to purchase 5,000 shares of common stock at an exercise price of $.85 Canadian to an employee; and issued 67,500 shares to a consultant to the Company upon the exercise of stock options for an aggregate exercise price of $40,500 Canadian.

     12. In August, 1998, the Company issued 107,572 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") dated April 3, 1990 in consideration for entering into a Loan Agreement dated August 14, 1998 whereby Henderson loaned the Company $500,000 U.S.

     13. In November, 1998, the Company granted options to purchase an aggregate of 559,000 shares of common stock at an exercise price of $.60 Canadian per share to officers, directors, employees and six consultants to the Company.

     14. In December, 1998, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant to the Company.

     15. In January, 1999, the Company issued 678,750 shares of common stock (at a rate of $0.52 Canadian of principal indebtedness per share) and warrants to purchase an additional 678,750 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") in cancellation of certain indebtedness of the Company to Henderson.

     16. In March, 1999, the Company issued 150,000 shares to Michael Spacciapolli, the Company's President, in exchange for $90,000 Canadian upon exercise of stock options; granted the Company's President, Michael Spacciapolli, options to acquire 450,000 shares at an exercise price of $.85 Canadian (280,000 of these options were returned and cancelled by December 31, 1999); granted Michael Spacciapolli options to acquire 247,500 shares at an exercise price of $.77 Canadian; and granted a consultant to the Company an option to acquire 2,500 shares at an exercise price of $.77 Canadian.

     17. In March, 1999, the Company issued an aggregate of 150,000 shares of common stock and warrants to purchase an additional 150,000 shares of common stock in a private placement to four investors for an aggregate purchase price of $60,000 Canadian.

     18. In April, 1999, the Company issued 37,500 shares of common stock to one investor upon the exercise of stock warrants for an aggregate exercise price of $15,000 Canadian.

     19. In June, 1999, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $.70 Canadian per share to a director.

     20. On December 31, 1999, the Company granted options to purchase an aggregate of 180,000 shares of common stock to 15 employees at an exercise price of $.42 Canadian per share.

     21. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to issue approximately 195,000 shares of common stock to golf professional Fuzzy Zoeller for his services during the first six months of his Endorsement Agreement dated August 20, 1999.

     For paragraphs 1 and 4 - 20 herein, no underwriters were used with these transactions, and the registrant relied upon the exemptions provided by Section 4(2) and/or Regulation D of the Securities Act. For paragraphs 2 and 3, the registrant relied upon the exemption provided by Section 3(a)(10) of the Securities Act. All references are to Canadian dollars.

Sales to Non-United States Residents

     From December 1, 1996 through December 31, 1999, the Company sold or issued the following securities outside of the United States to persons or entities who are resident outside the United States:

     1. In January, 1997, the Company granted an option to purchase an aggregate of 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to two officers who reside in Canada.

     2. In May, 1997, the Company issued 350,000 shares of common stock to a Canadian company upon exercise of warrants for an aggregate exercise price of $402,500 Canadian.

     3. In June, 1997, the Company issued 100,000 shares of common stock to an officer resident in Canada upon exercise of stock options for an aggregate exercise price of $150,000 Canadian.

     4. In August, 1997, the Company issued 150,000 shares of common stock to a director resident in Canada for services to the Company.

     5. In September, 1997, the Company issued 80,000 shares of common stock to a former director resident in Canada who is now deceased, upon exercise of stock options for an aggregate exercise price of $48,000 Canadian.

     6. In October, 1997, the Company granted options to purchase an aggregate of 635,00 0 shares of common stock at an exercise price of $1.00 Canadian per share to four officers and directors resident in Canada.

     7. In February, 1998, the Company amended a prior option granted to a director resident in Canada to increase the options granted from 50,000 shares at $1.00 Canadian to 100,000 shares at $1.00 Canadian.

     8. In April, 1998, the Company sold an aggregate of 1,454,545 shares of common stock and warrants to purchase an additional 1,454,545 shares of common stock to six investors resident outside the United States for an aggregate purchase price of $800,000 Canadian.

     9. In April, 1998, the Company issued an aggregate of 168,000 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following firms resident in Canada in cancellation of certain indebtedness of the Company to them: Martyn Element & Associates Corporate & Project Finance Limited and Alexander, Holburn, Beaudin & Lang.

     10. In July, 1998, the Company issued an aggregate of 415,000 shares of common stock to three officers resident in Canada upon exercise of stock options for an aggregate exercise price of $249,000 Canadian.

     11. In November, 1998, the Company granted options to purchase an aggregate of 220,000 shares of common stock at an exercise price of $.60 Canadian per share to an officer and a director, both resident in Canada.

     12. In February, 1999, the Company issued an aggregate of 1,454,545 shares of common stock to six investors resident outside the United States upon the exercise of stock warrants for an aggregate exercise price of $800,000 Canadian.

     13. In April, 1999, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to an officer resident in Canada.

     14. In April, 1999, the Company issued 100,000 shares of common stock to an officer resident in Canada upon the exercise of stock options at an aggregate exercise price of $60,000 Canadian.

     15. In July, 1999, the Company granted an option to purchase 20,000 shares of common stock at an exercise price of $.85 Canadian per share to a consultant to the Company resident in England.

     16. In September, 1999, the Company granted an option to purchase 150,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant to the Company resident in Canada.

     17. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to grant to Daiwa Seiko of Japan an option to purchase 300,000 shares of the Company's common stock at an exercise price equal to the closing price on September 16, 1999.

     For paragraphs 1 - 17 under the Non-United States Residents heading, there were no underwriters used and the registrant relied upon the exemptions provided by Regulation S and/or Section 4(2) of the Securities Act. All references are to Canadian dollars.

ITEM 11.   DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value ("Common Stock").

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the shareholders and are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share in all assets of the Company that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares are fully paid and nonassessable.

         As of December 31 1999, there were 22,426,486 shares of Common Stock issued and outstanding, held of record by approximately 1,100 persons.

         At its Annual General Meeting on May 19, 1999, the shareholders of the Company authorized the Board of Directors to approve a reverse stock split of both the authorized and issued share capital of the Company using a ratio of 4:1, such that the authorized shares would be reduced to 12,500,000 from 50,000,000, and the issued shares would be reduced from 22,426,486 to approximately 5,597,246 shares if and when the reverse stock split is authorized by the Board of Directors, assuming a 4:1 reverse split. The shareholders also approved a post-consolidation increase in the authorized capital of the Company to 50,000,000 common shares. As of September 30, 1999, the Board has not proceeded with any share consolidation.

Stock Transfer Agent

         The Company's transfer agent and registrar is Pacific Corporate Trust Company, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company Act for the Province of British Columbia, Canada, the jurisdiction for which the Company is incorporated and the Company's Articles govern the indemnification of directors. Section 128 of the Company Act permits a company to, with the approval of the court, indemnify a director against all costs, charges and expenses because of being or having been a director, including an action brought by the company or corporation if:

                  the person acted honestly and in good faith with the best interests of the corporation of which the person is or was a director, and in the case of a criminal or administrative action or proceeding, the person had a reasonable grounds for believing that the person's conduct was lawful.

         The Company's Articles contain the following regarding the personal liability of a director to the extent approved by the Court pursuant to the Company Act:

         11.1 The Company shall indemnify any director, officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or any act or thing occurring at a time when he is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy judgment, if he acted honestly and in good faith with a view of the best interest of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercise the case, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made accepted to the extent approved by the court pursuant to the Company Act or any other statute. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have a reasonable grounds to believe that the conduct was lawful.

         11.2 The Company shall indemnify any person in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an office, employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of the failure to comply with instructions, willful act or default or fraud by such person, in any of which events the Company shall only indemnify such persons if the directors, in their absolute discretion so decide or the Company by ordinary resolution so direct.

         11.3 The indemnification provided by this part shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other part, or any valid and lawful agreement, vote of members or disinterested directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, office, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by this article shall not be exclusive of any powers, rights, agreements or undertakings which may be allegedly permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this part, the indemnification authorized by this part shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this part.

         11.4 The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

         11.5 Subject to the Company Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belongings to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, negligence, breach of trust or breach of duty.

         11.6 Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or have liability for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

         11.7 The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, office, employee or agent.

         The Company has a currently effective directors' and officers' liability insurance policy.

ITEM 13.  FINANCIAL STATEMENTS

               Consolidated Financial Statements of

               CARBITE GOLF INC.

               (Expressed in U.S. Dollars)
               Years ended December 31, 1999, 1998 and 1997

     AUDITORS' REPORT


     To the Shareholders of Carbite Golf Inc.

     We have audited the consolidated balance sheets of Carbite Golf Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the three year period ended December 31, 1999 and the shareholders' equity as at December 31, 1999 and 1998 to the extent summarized in Note 11 to the consolidated financial statements.

     KPMG LLP

     Chartered Accountants
     Abbotsford, Canada
     March 20, 2000

                                                                                         1999                1998
-----------------------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                                                $    660,669       $   1,154,678
        Accounts receivable                                                         2,368,863           1,304,595
        Inventory (Note 3)                                                          2,381,585           1,999,251
        Prepaid expenses                                                              285,641             204,029
        Future tax assets (Note 8)                                                    148,000                   -
        ---------------------------------------------------------------------------------------------------------
                                                                                    5,844,758           4,662,553

Capital assets (Note 4)                                                               620,344             385,106

Patents and trademarks, net of accumulated
amortization of $86,333 (1998 - $68,603)                                               90,992              76,000

Deferred costs, net of accumulated amortization of
$732,895 (1998 - $500,783)                                                            254,882             353,766

Goodwill, net of accumulated amortization of $625,481
(1998 - $335,481)                                                                   2,222,804           2,512,804

-----------------------------------------------------------------------------------------------------------------
                                                                                 $  9,033,780       $   7,990,229
Liabilities and Shareholders' Equity

Current liabilities:
        Bank loan                                                                $    191,925       $           -
        Accounts payable and accrued liabilities                                      775,950             615,488
        Current portion of long-term debt (Note 5)                                     14,152              12,960
        Income taxes payable (Note 8)                                                 227,872                   -
        ---------------------------------------------------------------------------------------------------------
                                                                                    1,209,899             628,448

Long-term debt (Note 5)                                                                29,873              44,590

Future tax liability (Note 8)                                                           5,000                   -

Shareholders' equity:
        Share capital (Note 6)                                                     10,454,721           9,777,421
        Deficit                                                                    (2,665,713]         (2,460,230)
        ---------------------------------------------------------------------------------------------------------
                                                                                    7,789,008           7,317,191
Commitments (Note 12)

-----------------------------------------------------------------------------------------------------------------
                                                                                 $  9,033,780       $   7,990,229
=================================================================================================================

See accompanying notes to consolidated financial statements.

                                                                                    Year end December 31
                                                                        1999                 1998                1997
---------------------------------------------------------------------------------------------------------------------
Net sales (Note 2(a))                                         $   18,510,901       $   15,638,390      $    2,268,438

Cost of sales                                                      9,468,562            6,679,384           1,163,467
---------------------------------------------------------------------------------------------------------------------
Gross margin                                                       9,042,339            8,959,006           1,104,971

Operating expenses:
        Selling                                                    6,216,698            6,454,481           1,198,822
        Research and development                                     560,616              345,900              95,536
        General and administrative                                 1,896,688            1,224,768             655,830
        -------------------------------------------------------------------------------------------------------------
                                                                   8,674,002            8,025,149           1,950,188

---------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                        368,337              933,857            (845,217)

Other income (expenses):
        Printing operations (Note 7)                                       -              (52,025)            (24,077)
        Gain on dissolution of subsidiary (Note 7)                    66,673                    -                   -
        Equity in loss of Carbite, Inc.                                    -                    -            (226,240)
        Amortization of deferred costs                              (232,112)            (227,400)           (163,102)
        Amortization of goodwill, patents and trademarks            (307,730)            (304,460)            (99,624)
        Interest and other                                             4,941                2,959              18,515
        Loss on disposal of assets                                         -              (57,954)                  -
        Foreign exchange loss                                         (6,992)              (3,658)            (11,712)
        --------------------------------------------------------------------------------------------------------------
                                                                    (475,220)            (642,538)           (506,240)

---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                   (106,883)             291,319          (1,351,457)

Income tax provision (Note 8):
     Current                                                         241,600               52,800                   -
     Deferred                                                       (143,000)                   -                   -
     ----------------------------------------------------------------------------------------------------------------
                                                                      98,600               52,800                   -

---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   (205,483)             238,519          (1,351,457)

Deficit, beginning of year                                        (2,460,230)          (2,698,749)         (1,347,292)

---------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                          $   (2,665,713)       $  (2,460,230)     $   (2,698,749)
=====================================================================================================================

Earnings (loss) per share (Note 10)                           $        (0.01)       $         0.0      $        (0.11)
====================================================================================================================

See accompanying notes to consolidated financial statements.

                                                                                    Year ended December 31
                                                                        1999                 1998                1997
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operations:
       Net income (loss)                                        $   (205,483)        $   238,519         $(1,351,457)
       Add (deduct):
          Items not affecting working capital:
               Depreciation                                          165,752              98,979              23,129
               Deferred income tax                                  (143,000)
               Equity in loss (earnings) of Carbite Inc.                   -                   -             226,240
               Amortization                                          539,842             531,860             262,726
               Gain on dissolution of subsidiary                     (66,673)                  -                   -
               Loss on disposal of capital assets                          -              57,954                   -
          Net changes in non-cash working capital
            balances relating to operations:
               Accounts receivable                                (1,088,887)           (773,684)            320,139
               Inventory                                            (382,334)             72,416              18,735
               Prepaid expenses                                      (82,003)            (61,033)            126,813
               Accounts payable and accrued liabilities              252,145            (154,032)           (289,488)
               Income taxes payable                                  227,872                   -                   -
       -------------------------------------------------------------------------------------------------------------
                                                                    (782,769)             10,979            (663,163)

Investments:
       Net cash acquired on purchase of subsidiary
       (Note 2(a))                                                         -                   -              13,454
       Proceeds on sale of marketable securities                           -                   -              29,184
       Deferred costs incurred                                      (133,228)            (80,900)            (46,627)
       Patent and trademark costs incurred                           (32,722)            (66,479)                  -
       Purchase of capital assets                                   (400,990)           (256,467)            (35,254)
       Proceeds on disposal of capital assets                              -              19,837                   -
       -------------------------------------------------------------------------------------------------------------
                                                                    (566,940)           (384,009)            (39,243)

Financing:
       Issuance of common shares, net share of
        subscriptions                                                677,300             842,047           1,189,011
       Proceeds on convertible debenture                                   -             500,000                   -
       Repayment of convertible debenture                                  -            (250,000)                  -
       Proceeds on long-term debt                                          -              60,000                   -
       Repayments on long-term debt                                  (13,525)             (2,450)                  -
       Decrease in promissory note receivable                              -                   -              80,257
       Advances to associated companies                                    -                   -          (1,036,029)
       Decrease in lease obligation                                        -              (6,857)             (3,610)
       Increase (decrease) in bank loan (net)                        191,925             (18,846)             (9,160)
       -------------------------------------------------------------------------------------------------------------
                                                                     855,700           1,123,894             220,469

--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the year                         (494,009)            750,864            (481,937)

Cash and cash equivalents, beginning of year                       1,154,678             403,814             885,751

--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $   660,669        $  1,154,678       $     403,814
====================================================================================================================
Supplementary cash flow information:

    Interest paid                                                $    25,562        $      44,226      $       3,516
                                                                 ===========        =============      =============
    Income taxes paid                                            $    53,600        $       9,223      $           -
                                                                 ===========        =============      =============

See accompanying notes to consolidated financial statements.

================================================================================

1.   Operations:

     The Company is incorporated under the laws of British Columbia, Canada and its primary business activity is the development and sales of a proprietary brand of golf clubs. The Company's operations are located in San Diego, California, U.S.A.

2.   Significant accounting policies:

     (a)  Basis of presentation:

          The consolidated financial statements are prepared in accordance Canadian generally accepted accounting principles which conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in Note 11.

          The consolidated financial statements include the accounts of the Company and the following subsidiaries:

                        Subsidiary                  Percentage ownership
                        ----------                  --------------------

                        Carbite, Inc.                       100%
                        AGS Acquisition Corp.               100%
                        Printer Graphics Inc.                90%

          All material intercorporate transactions and balances have been eliminated upon consolidation.

          In 1999, Printer Graphics Inc. was formally dissolved (Note 7).

          During the year ended December 31, 1997 the following transactions occurred:

          (i) On August 29, 1997, the Company acquired 90% of the outstanding shares of Printer Graphics Inc. for $7,615.

          (ii) On September 3, 1997 the Company's newly incorporated, wholly-owned subsidiary, AGS Acquisition Corp., acquired 100% of the outstanding shares of Advanced Golf Systems Inc. in exchange for 700,000 shares of the Company and 700,000 share purchase warrants, for a total deemed purchase price of $362,460. Immediately following the acquisition, Advanced Golf Systems Inc. was merged into AGS Acquisition Corp.

          (iii) On September 3, 1997, the Company's newly incorporated, wholly-owned subsidiary, Carbite Acquisition Corp., acquired the remaining 50% of the outstanding shares of Carbite, Inc. in exchange for 7,078,872 shares of the Company and 912,524 share purchase warrants, for a total deemed purchase price of $3,665,435. As part of the purchase, the Company also issued 607,000 share options to a director, who previously held 607,000 options of Carbite, Inc. Immediately following the acquisition, Carbite, Inc. was merged into Carbite Acquisition Corp. In fiscal 1999, Carbite Acquisition Corp. changed its name to Carbite Inc.

          These transactions have been accounted for using the purchase method with the results of operations of the acquired subsidiaries included in the financial statements from the dates of acquisition. Aggregate acquisition costs of $3,260,256 were allocated as follows:

                 ==================================================================================================
                                                    Printer Graphics           Advanced Golf              Carbite
                                                                Inc.            Systems Inc.                 Inc.
                 --------------------------------------------------------------------------------------------------
                 Assets acquired:
                   Non-cash current assets                  $ 75,399                $ 15,000           $3,112,748
                   Capital assets                             45,038                       -              245,135
                   Investment in joint venture                     -                 944,077                    -
                   Goodwill                                   12,325                (589,138)           2,974,384
                   Deferred costs                                  -                       -              148,647
                 --------------------------------------------------------------------------------------------------
                                                             132,762                 369,939            6,480,914

                 Liabilities assumed:
                   Current liabilities                        98,913                   9,036              902,367
                   Non-current liabilities                    47,303                       -            1,004,005
                   50% Existing equity ownership                   -                       -            1,661,735
                 --------------------------------------------------------------------------------------------------
                                                             146,216                   9,036            3,568,107

                 --------------------------------------------------------------------------------------------------
                 Net non-cash assets acquired              $ (13,454)               $360,903           $2,912,807
                 ==================================================================================================

                 Advanced Golf Systems Inc. held a 49% interest in the Viper Bite joint venture with Carbite Inc., which held the other 51% interest. This joint venture was effectively terminated upon the completion of these acquisitions.

                 The consolidated statement of operations for 1997 reflect only the post acquisition earnings of Carbite, Inc.

             (b) Cash and cash equivalents:

                 Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity date of three months or less.

             (c) Inventory:

                 Inventory is valued at the lower of cost and net realizable value.

             (d) Investment in Carbite, Inc.:

                 From March 15, 1996 up to the completion of the acquisition of Carbite, Inc. (Note 2(a)), the investment in Carbite, Inc. was accounted for using the equity method. Prior to March 15, 1996, the investment was accounted for using the cost method. Under the equity method, the original cost of the shares was adjusted for the Company's share of post-acquisition earnings or losses less dividends. The excess of the cost of the shares of Carbite, Inc. over the net book values of the net assets on the date of acquisition amounted to $538,481. This excess related to the goodwill and certain intangible assets of Carbite, Inc. and was being amortized on a straight-line basis over ten years. Upon the completion of the acquisition, the unamortized balance was added to goodwill.

          (e)  Deferred costs:

               Deferred costs are related to the development and promotion of the products of Carbite, Inc. The costs are being amortized on a straight-line basis over a maximum five year period, depending on the nature of the costs.

          (f)  Capital assets:

               Capital assets are stated at cost. Depreciation is provided over the estimated useful lives of the assets.

          (g)  Goodwill:

               Goodwill, representing the excess of cost over net assets of subsidiaries acquired and certain intangible assets purchased, is amortized using the straight-line method over ten years. The Company assesses the continuing value of goodwill each year by considering current operating results, trends, and prospects. In the year of an impairment in value, the goodwill will be reduced by a charge to earnings.

          (h)  Patents and trademarks:

               Patents and trademarks represent all costs incurred to obtain these intangible assets. The patents and trademarks are amortized using the straight-line method over ten years. The Company assesses the continuing value of patents and trademarks each year by considering operating results, trends, and prospects. In the year of an impairment in value, the patents will be reduced by a charge to earnings.

          (i)  Foreign currency translation:

               The Company has adopted the United States dollar as its reporting currency, which is also its functional currency. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period other than depreciation and amortization which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation is included in current operations.

          (j)  Revenue recognition:

               Revenue is recognized on shipment of finished goods.

          (k)  Income taxes:

               The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          (l)  Use of estimates:

               These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.        Inventory:
          =====================================================================
                                                          1999             1998
          ---------------------------------------------------------------------

          Raw materials                             $1,737,788       $  936,237
          Finished goods                               643,797        1,063,014

          ---------------------------------------------------------------------
                                                    $2,381,585       $1,999,251
===============================================================================


4.        Capital assets:
          =====================================================================
                                                          1999             1998
          ---------------------------------------------------------------------
          Office and computer equipment             $  364,047       $  151,523
          Manufacturing equipment                      609,348          432,936
          Automotive equipment                           6,785            6,785
          Leasehold improvements                        32,484           20,430
          ---------------------------------------------------------------------
                                                     1,012,664          611,674

          Less:  accumulated depreciation              392,320          226,568
          ---------------------------------------------------------------------
                                                    $  620,344       $  385,106
          =====================================================================

5.        Long-term debt:
          =====================================================================
                                                          1999             1998
          ---------------------------------------------------------------------
          Bank loan, payable in monthly
           installments of $1,501 including
           interest at bank prime rate plus 1.75%
           per annum, due November 2002             $   44,025       $   57,550

          Less: current portion                         14,152           12,960

          ---------------------------------------------------------------------
                                                    $   29,873       $   44,590
          =====================================================================

          Principal repayments for the next three years are as follows:

                 2000                                $14,152
                 2001                                $15,673
                 2002                                $14,200

          The Company has also secured an operating line of credit of $1,000,000. The operating line of credit bears interest at bank prime rate plus 1% per annum.

          The above bank loan and operating line of credit, are secured by assignment of inventories, accounts receivable, equipment and assignment of insurance proceeds.

6.        Share capital:

          Authorized:
               50,000,000 Common shares with no par value

          Issued:
          ===================================================================================================
                                                                                Number
                                                                              Of shares          Amount
          ---------------------------------------------------------------------------------------------------
          Balance, December 31, 1996                                          9,118,536     $  4,195,684

          Issued in 1997:
             For cash                                                           530,000          434,826
             For acquisition of subsidiaries                                  7,778,872        4,027,895
             For services                                                       150,000           26,969

          ---------------------------------------------------------------------------------------------------
          Balance, December 31, 1997                                         17,577,408        8,685,374

          Escrow shares cancelled (Note 6(a))                                  (125,000)               -
          Issued in 1998:
             For cash (net of financing costs of $92,770)                     2,044,617          691,537
             For settlement of debt                                             358,666          150,510
             For conversion of debenture                                        678,750          250,000
          ---------------------------------------------------------------------------------------------------
          Balance, December 31, 1998                                         20,534,441        9,777,421

          Issued in 1999:
             For cash (net of offering costs of $6,265)                       1,892,045          677,300

          ---------------------------------------------------------------------------------------------------
          Balance, December 31, 1999                                         22,426,486     $ 10,454,721
          ===================================================================================================

          (a)  Escrow shares:

               As at December 31, 1997, 125,000 of the issued shares were held subject to an escrow agreement. The approval of the regulatory authorities was required for the transfer or release of these shares. In fiscal 1998, these shares were cancelled for nil proceeds.

          (b)  Share options:

          -------------------------------------------------------------------------------------------------
                                                                                 Number        Price range
                                                                             of options          (CAD $'s)
          -------------------------------------------------------------------------------------------------
          Balance, December 31, 1996                                             325,000
              Granted                                                          1,527,500      $0.75 to 1.50
              Granted                                                            607,000              $0.01
              Exercised                                                          (80,000)             $0.60
              Cancelled/expired                                                  (20,000)             $0.69

          -------------------------------------------------------------------------------------------------
          Balance, December 31, 1997                                           2,359,500
              Granted                                                          1,071,500     $0.60 to $0.80
              Exercised                                                         (482,500)             $0.60
              Cancelled/expired                                                 (537,260)             $0.60

          -------------------------------------------------------------------------------------------------
          Balance, December 31, 1998                                           2,411,240
              Granted                                                          1,120,000     $0.70 to $0.90
              Granted                                                            180,000              $0.42
              Exercised                                                         (250,000)             $0.60
              Cancelled/expired                                                 (517,000)    $0.60 to $0.85

          -------------------------------------------------------------------------------------------------
          Balance, December 31, 1999                                           2,944,240
          -------------------------------------------------------------------------------------------------

          During fiscal 1998, a resolution was passed to reprice all outstanding share options to CAD $0.60.

          The following share options were outstanding at December 31, 1999:

          --------------------------------------------------------------------------------------------------------
                                                              Number           Exercise                    Expiry
                                                           of Shares              Price                      Date
          --------------------------------------------------------------------------------------------------------
                                                                                 (CAD$)
          Employees                                          153,000               0.80            April 14, 2000
          Employee                                           150,000               0.70        September 15, 2000
          Directors                                          179,240               0.60           October 1, 2002
          Employees                                          118,500               0.60           October 1, 2002
          Employees                                            7,500               0.60          December 9, 2002
          Director                                           607,000               0.01             March 1, 2003
          Directors                                          220,000               0.60             March 3, 2003
          Employees                                          559,000               0.60             March 3, 2003
          Employee                                           100,000               0.70         December 19, 2003
          Employee                                             2,500               0.77            March 23, 2004
          Director                                           247,500               0.77            March 23, 2004
          Director                                           270,000               0.85            March 26, 2004
          Employee                                           100,000               0.90            April 19, 2004
          Employee                                            50,000               0.70             June 25, 2004
          Employees                                          180,000               0.42         December 31, 2004

          --------------------------------------------------------------------------------------------------------
                                                           2,944,240
          --------------------------------------------------------------------------------------------------------

          No compensation resulted in the granting of these options.

     (c)  Share purchase warrants:

          The following share purchase warrants were outstanding at December 31, 1999:

                 -------------------------------------------------------------------------------------------------
                                                              Number             Exercise                  Expiry
                                                           of Shares                Price                    Date
                 -------------------------------------------------------------------------------------------------
                                                                                   (CAD$)
                 Warrants                                    678,750                 0.52       November 30, 2000
                 Warrants                                    112,500                 0.40        January 25, 2000
                                                                                     0.52        January 25, 2001
                 -------------------------------------------------------------------------------------------------
                                                             791,250
                 -------------------------------------------------------------------------------------------------

7.           Printing operations:
             -----------------------------------------------------------------------------------------------------
                                                                       Six months ended         Four months ended
                                                                          June 30, 1998         December 31, 1997
             -----------------------------------------------------------------------------------------------------
             Revenue                                                           $128,492                  $114,782
             Cost of sales                                                       95,856                    73,298
             -----------------------------------------------------------------------------------------------------
                                                                                 32,636                    41,484

             General and administrative expenses                                 84,661                    65,561

             -----------------------------------------------------------------------------------------------------
             Loss from printing operations                                     $(52,025)                $ (24,077)
             -----------------------------------------------------------------------------------------------------

             In June 1998 the Company ceased its printing operations.

             In fiscal 1999, the Company formally dissolved its subsidiary, Printer Graphics Inc., resulting in a gain on dissolution of $66,673 for accounting purposes.

--------------------------------------------------------------------------------


8.           Income taxes:

             The Company's provision (recovery) for income taxes differs from the amounts computed by applying the combined U.S. federal and state income tax rate of 43% for the following reasons:

             -----------------------------------------------------------------------------------------------------
                                                                       1999              1998                1997
             -----------------------------------------------------------------------------------------------------
             Income tax provision (recovery) at the
              statutory rate                                      $ (45,960)         $ 125,267          $(581,127)

             Increase (decrease) in valuation allowance
              for net future tax assets                              92,526           (219,801)           489,709

             Adjustment for printing operation and loss
              on disposal of assets                                 (28,669)            47,291             10,353

             Amortization of non-deductible goodwill                124,700            124,700             41,710

             Non-deductible expenses and other                      (43,997)           (24,657)            39,355

             -----------------------------------------------------------------------------------------------------
             Actual tax provision                                 $  98,600          $  52,800          $       -
             -----------------------------------------------------------------------------------------------------

             The tax effects of temporary differences that give rise to significant portion of the future tax assets and future tax liabilities at December 31, 1999 and 1998 are presented as follows:

             -----------------------------------------------------------------------------------------------------
                                                                                           1999              1998
             -----------------------------------------------------------------------------------------------------
             Future tax assets:

             Non capital loss carryforwards:
                  Canadian                                                            $ 762,110         $ 619,186
                  U.S.                                                                        -            58,687
                  ------------------------------------------------------------------------------------------------
                                                                                        762,110           677,873

             Unclaimed Canadian research and development
              Expenditures                                                              141,218           132,929

             U.S. current future tax assets                                             148,000                 -
             -----------------------------------------------------------------------------------------------------
             Total gross future tax assets                                            1,051,328           810,802

             Less: valuation allowance                                                 (903,328)         (810,802)

             -----------------------------------------------------------------------------------------------------
             Net future tax assets                                                    $ 148,000           $     -
             -----------------------------------------------------------------------------------------------------

             Future tax liability:
              Capital assets and patents                                               $  5,000            $    -

             -----------------------------------------------------------------------------------------------------
             Net future tax liability                                                  $  5,000            $    -
             -----------------------------------------------------------------------------------------------------

             The Company has losses for tax purposes of approximately CAD $2,558,000 which are available to offset future years' taxable income in Canada expiring as follows:

                 2000                                        CAD  $  113,000
                 2001                                                 97,000
                 2002                                                172,000
                 2003                                                475,000
                 2004                                                941,000
                 2005                                                268,000
                 2006                                                492,000
                                                                   ---------

                                                             CAD  $2,558,000
                                                                   =========

             The Company has unclaimed research and development expenditures of approximately CAD $474,000 which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

9.           Related party transactions:

             The following amounts were charged by directors and officers of the
             Company:

             -----------------------------------------------------------------------------------------------------
                                                                1999                1998                     1997
             -----------------------------------------------------------------------------------------------------
             Wages and fees to directors                   $       -              $  14,231               $ 41,528

             Management salaries paid to
             directors post Carbite, Inc.
             acquisition (Note 2(a))                       $ 327,500              $ 375,215               $ 70,486

             Royalties paid to a director post

             Carbite, Inc. acquisition
             (Note 2(a))                                   $ 174,367              $ 168,445               $ 30,199

             Legal fees paid to directors                  $   8,000              $       -               $      -

             Consulting fees paid to a company
             controlled by a director
                                                           $       -              $       -               $ 30,000

             Wages and fees paid to an officer
                                                           $ 117,668              $  84,537               $ 20,945
             Interest paid to directors                      $     -              $   3,548               $      -
             -----------------------------------------------------------------------------------------------------

             These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

10.          Earnings (loss) per share:

             The earnings per share figures are calculated using the weighted average monthly number of shares outstanding during the respective fiscal years, which was 22,117,367 in 1999, 19,074,032 in 1998, and
             12,186,147 in 1997. The effect of the exercise of share options and share purchase warrants outstanding is antidilutive in 1999, not materially dilutive in 1998 and antidilutive in 1997.

11. Differences between generally accepted accounting principles in Canada and the United States:

             The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

             Had the Company followed U.S. GAAP, the deferred cost section of the balance sheet contained within the consolidated financial statements would have been reported as follows:

             -----------------------------------------------------------------------------------------------------
                                                              1999                              1998
                                                   Canadian            U.S.         Canadian                 U.S.
                                                       GAAP            GAAP             GAAP                 GAAP
             -----------------------------------------------------------------------------------------------------
             Deferred costs (Note 11(a))          $ 254,882         $     -         $ 353,766             $     -
             -----------------------------------------------------------------------------------------------------

             Had the Company followed U.S. GAAP, the shareholders' equity section of the balance sheet contained within the consolidated financial statements would have been reported as follows:

             -----------------------------------------------------------------------------------------------------
                                                              1999                              1998
                                                   Canadian            U.S.         Canadian                 U.S.
                                                       GAAP            GAAP             GAAP                 GAAP
             -----------------------------------------------------------------------------------------------------
             Shareholders' equity:
               Share capital                     $10,454,721     $10,454,721       $9,777,421          $9,777,421

                Deficit (Note 11(a))               (2,665,713)      (2,920,595)        (2,460,230)         (2,813,996)

             -----------------------------------------------------------------------------------------------------------------
                                                  $ 7,789,008      $ 7,534,126        $ 7,317,191         $ 6,963,425
             -----------------------------------------------------------------------------------------------------------------

             Had the Company followed U.S. GAAP, the statement of operations contained within the consolidated financial statements would have been reported as follows:

             -------------------------------------------------------------------------------------------------------
                                                                1999                1998                     1997
             -------------------------------------------------------------------------------------------------------
             Income (loss) from operations
              under Canadian GAAP                           $ 368,337           $ 933,857             $   (845,217)

             Printing operations (Note 11(b))                       -             (52,025)                 (24,077)

             Amortization of goodwill, patents
              and trademarks (Note 11(b))                    (307,730)           (304,460)                 (99,624)

             Deferred costs incurred (Note 11(a))            (133,228)            (80,900)                 (73,596)

             -------------------------------------------------------------------------------------------------------
             Income (loss) from operations
              under U.S. GAAP                               $ (72,621)          $ 496,472             $ (1,042,514)
             -------------------------------------------------------------------------------------------------------

             -------------------------------------------------------------------------------------------------------
                                                                1999                1998                     1997
             -------------------------------------------------------------------------------------------------------

             Net income (loss) under
              Canadian GAAP                                 $(205,483)          $ 238,519             $ (1,351,457)

             Deferred costs incurred (Note 11(a))            (133,228)            (80,900)                 (73,596)

             Amortization of deferred costs
             (Note 11(a))                                     232,112             227,400                  163,102

             -------------------------------------------------------------------------------------------------------
             Net income (loss) under U.S.
              GAAP                                          $(106,599)          $ 385,019             $ (1,261,951)
             -------------------------------------------------------------------------------------------------------

             Had the Company followed U.S. GAAP, the statements of cash flows contained within the consolidated financial statements would have been reported as follows:

             -------------------------------------------------------------------------------------------------------
                                                                1999                1998                     1997
             -------------------------------------------------------------------------------------------------------
             Cash provided by (used in) operating
              activities under Canadian GAAP               $ (782,769)          $ 10,979              $   (663,163)

             Deferred costs incurred
             (Note 11(a))                                    (133,228)           (80,900)                  (46,627)

             -------------------------------------------------------------------------------------------------------
             Cash used in operating activities
              under U.S. GAAP                              $ (915,997)          $(69,921)             $   (709,790)
             -------------------------------------------------------------------------------------------------------

             -------------------------------------------------------------------------------------------------------
                                                                1999                1998                     1997

               -------------------------------------------------------------------------------------------------------
               Cash used in investing activities
                 under Canadian basis                          $(566,940)           $(384,009)          $ (39,243)

               Deferred costs incurred
                 (Note 11(a))                                    133,228               80,900              46,627

               -------------------------------------------------------------------------------------------------------
               Cash provided by (used in) investing
                 activities under U.S. basis                   $(433,712)           $(303,109)          $   7,384
               -------------------------------------------------------------------------------------------------------

               (a)  Deferred costs:

                    Under U.S. GAAP, the expenditures that were deferred and amortized under Canadian GAAP would have been expensed in the year incurred against operations and accordingly, there would be no amortization of deferred costs.

               (b)  Income from operations:

                    Under U.S. GAAP, amortization expenses, along with loss from printing operations, would be included in income from operations, rather than reported separately as non-operating expenses.

12.            Commitments:

               (a)  Royalty agreement:

                    The Company has a royalty agreement with one of the directors, which pays a fixed fee per club sold in exchange for the exclusive assignment of all the patents made by the director. It also pays 1/3 of royalties received by the Company from competitors using the Company's patented technology.

               (b)  Endorsement agreement:

                    In 1999, the Company signed a six year endorsement agreement, which gives the Company unlimited worldwide use of the endorser's name and likeness in promotions for the Company and its products. The endorser also agrees to publicly use Carbite products while competing at PGA events, and participate in promotional activities the Company arranges.

                    As consideration, the Company agrees to pay the endorser the following amounts, in cash and in shares:

                          Year                 Cash               Shares
                          ----                 ----               ------
                          2000               $ 200,000           100,000
                          2001               $ 200,000           100,000
                          2002               $ 275,000           225,000
                          2003               $ 300,000           250,000
                          2004               $ 325,000           250,000

                    The contract can be terminated by the Company if certain sales figures are not met or if the endorser in unable to fulfill his duties.

               (c)  Trademark license and distribution agreements:

                    In September 1999, the Company entered into two agreements with Daiwa Seiko of Japan:

                    (i) A Trademark License Agreement which permits the Company to use the Daiwa name and other trademarks of Daiwa on golf products in the Unites States. The term is five years with an option for an additional five-year term. The Company is obligated to pay a royalty of 6% of the Company's FOB purchase price on all products sold under the license. The agreement is subject to termination upon certain events, including failure to meet certain minimum royalty amounts ($75,000 in Year 1, $225,000 in Year 2, $250,000 in Year 3, $375,000 in Year 4 and
                         $450,000 in Year 5).

                    (ii) A Distribution Agreement which designates the Company as the exclusive distributor of Daiwa golf products in the United States for a term of five years with an option to renew for an additional five years. The agreement is subject to termination upon certain events, including the failure for two consecutive years to undertake to meet certain minimum purchase obligations, which begin at $1.75 million for the first year of the agreement and escalate substantially each year thereafter. The agreement grants Daiwa an option, exercisable through September 2002, to by 300,000 shares of the Company's common stock at fair market value. The Company must also pay 10% of Daiwa net sales for advertising and promotion of Daiwa products in the United States.

13.            Fair value of financial instruments:

               For certain of the Company's financial instruments including accounts receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to the immediate or short-term maturity of these financial instruments.

               The carrying value for long-term debt approximates fair value because the borrowing rate is similar to the rates currently available to the Company for loans with similar terms and maturity.

14.            Reclassification:

               Certain of the prior years' figures have been reclassified to conform to the presentation adopted in the current year.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

               There were no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          a.  Financial Statements

          The following Financial Statements of the Company are included in this Registration Statement:

          Independent Auditor's Report

          Consolidated Balance Sheets as of December 31, 1998, 1997 and 1996

          Consolidated Statements of Operations and Deficit for the years ended December 31, 1998, 1997 and 1996

          Consolidated Statements of Changes in Financial Position for the years ended December 31, 1998, 1997 and 1996

          Notes to Consolidated Financial Statements

          b.   Index to Exhibits

EXHIBIT
NUMBER         DESCRIPTION
--------------------------

*2.1 Agreement and Plan of Merger between Carbite, Inc., Carbite Golf, Inc. and Carbite Acquisitions Corp. dated June 6, 1996

*2.2 Agreement between Advanced Golf Systems, Inc. and Carbite Golf, Inc. dated September 24, 1996

*3.1      Amended and Restated Articles of Incorporation and Bylaws of the
          Company

*4.1      Specimen Common Stock Certificate

*4.2      Form of Warrant

*10.1     Royalty Agreement between Carbite, Inc. and C. S. Shira dated March 1,
          1993

*10.2 Employment Agreement between the Company and Chester S. Shira dated September 3, 1997

*10.3 Employment Agreement between the Company and Michael A. Spacciapolli dated September 3, 1997

*10.4 License Agreement between Carbite Golf Company and Taylor Made Golf dated January 1, 1995 and Amendment dated March 4, 1997

*10.5 License Agreement between Carbite, Inc. and K Z Golf, Inc. dated October 28, 1998

*10.6 Endorsement Agreement between Carbite Golf, Inc., Carbite, Inc. and Fuzzy Zoeller Productions, Inc. dated August 20, 1999

*10.7 Agreement and Plan of Merger between Carbite, Inc., Carbite Golf, Inc. and Carbite Acquisition Corp. dated June 6, 1996

*10.8 Agreement between Advanced Golf Systems, Inc. and Carbite Golf, Inc. dated September 24, 1996

*10.9 Loan Agreement dated April 13, 1998 between the Company and James A. and Susan V. Henderson as Co-Trustees of the Henderson Living Trust

*10.10 Lease Agreement dated January 6, 1998 between Carbite, Inc. and Nancy Ridge Technology Center, LLC relating to the facilities at 6330 Nancy Ridge Road, San Diego, CA 92121

*10.11    Form of Stock Option Agreement

*10.12    Employee Confidentiality and Invention Agreement

*10.13 Commercial Security Agreement between Carbite, Inc. and Scripps Bank dated May 15, 1999

*10.14 Trademark License Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999

*10.15 Exclusive Distribution Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999

**10.16 Lease Agreement between Manufacturers Life Insurance and Carbite, Inc. dated October 29, 1999 relating to facilities at 9985 Huennekens Street, San Diego, CA 92121

*13.      Form F-X Appointment of Agent for Service of Process and Undertaking

**27.     Financial Data Summary

*Previously filed and incorporated herein by reference

**Filed herewith

SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CARBITE GOLF, INC.



Date: October 15, 2000                      By: /s/ John R. Pierandozzi
                                                -----------------------
                                                John R. Pierandozzi
                                                Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Pierandozzi and Chester S. Shira, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Signature                    Title                                          Date
/s/ John R. Pierandozzi               Director and Chief Executive Officer           September 20, 2000
-----------------------
John R. Pierandozzi

/s/ Michael A. Spacciapolli           Vice Chairman of the Board                     September 20, 2000
---------------------------
Michael A. Spacciapolli

/s/ Chester S. Shira                  Chairman of the Board and Director of
--------------------
Chester S. Shira                      Research and Development                       September 20, 2000

/s/ David Nairne                      Director                                       September 20, 2000
----------------
David Nairne

/s/ Ballard F. Smith                  Director                                       September 20, 2000
--------------------
Ballard F. Smith

/s/ David A. Williams                 Director                                       September 20, 2000
---------------------
David A. Williams